Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2005	2004

Income from continuing operations before income tax	$80,679	$45,574

Add:
Fixed charges	27,914	16,856
Amortization of capitalized interest	448	1,721

Less:
Interest capitalized	1,256	692
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$107,785	$63,459

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$20,678	$11,510
Interest capitalized	1,256	692
Portion of rent expense representative of interest (30%)	5,980	4,654

Fixed charges	$27,914	$16,856

Ratio of earnings to fixed charges	3.86	3.76

Deficiency of earnings to cover fixed charges	$—	$—